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Washington, DC 20549 Attention: Kevin Woody	File No. 021344-0044

Re:	Host Hotels and Resorts, L.P.

Form 10K for the year ended December 31, 2007

File Number: 333-55807

Dear Mr. Woody:

On behalf of Host Hotels & Resorts, L.P. (the “Registrant”), we are submitting this letter in response to the comments of staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K referenced above (the “2007 Form 10-K”) as set forth in its letter dated August 19, 2008. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the fiscal year ended December 31, 2007

Comment

1.

We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those facts that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts,

September 3, 2008

please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Response

Registrant hereby confirms that, as requested by the Staff in its letter to Registrant dated July 21, 2008, Registrant has considered whether management’s failure to provide in the 2007 Form 10-K its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of Registrant’s disclosure controls and procedures as of the end of the fiscal year covered by the 2007 Form 10-K. As noted in our response letter dated August 7, 2008, the Registrant’s management has concluded that its failure to provide management’s report in the 2007 Form 10-K did not impact its conclusions that Registrant’s disclosure controls and procedures as of December 31, 2007 (the end of Registrant’s year covered by the 2007 Form 10-K) were effective.

In considering the impact of its failure to file its report on internal control over financial reporting on the effectiveness of its disclosure controls and procedures, management was aware that, to be effective, such disclosure controls and procedures must be designed to ensure that information required to be disclosed by Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Management also considered, however, that the Commission has recognized that disclosure controls and procedures may be effective at only a “reasonable assurance” level. 1 As explained by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control—Integrated Framework, no matter how well designed and operated, any system of controls and procedures can provide only reasonable assurance to management regarding achievement of their objectives. Among the limitations inherent in all control systems identified by the COSO are the realities that (i) human judgment in decision-making can be faulty, and (ii) breakdowns can occur because of human failures such as simple error or mistake.

Registrant’s failure to provide its report on internal controls resulted from a misunderstanding in applying the requirements of Item 308T of Regulation S-K by Registrant personnel in the preparation of its 2007 Form 10-K. This mistake occurred despite the existence of defined controls and procedures designed to ensure that Registrant’s periodic reports include the information required to be reported. In considering the effectiveness of its disclosure controls and procedures in light of Registrant’s failure to include management’s report on internal controls in the 2007 Form 10-K, management concluded that the failure to provide such report resulted not from ineffective controls but rather from human error in applying the controls already in place.

[1]	See, e.g., Release Nos. 33-8238; 34-47986; IC 26068 (June 11, 2003) (Section II.F.4).

September 3, 2008

Among the factors that management considered in concluding that its failure to include its report on the effectiveness of its internal control over financial reporting in its 2007 Form 10-K did not impact its conclusion that Registrant’s disclosure controls and procedures as of December 31, 2007 were effective, are that:

•

Registrant is a 96% owned subsidiary of Host Hotels & Resorts, Inc. (“Host REIT”), which operates as a self-managed and self-administered real estate investment trust with its operations conducted solely through Registrant. At the time of the preparation of Registrant’s 2007 Form 10-K and Host REIT’s annual report on Form 10-K for the year ended December 31, 2007 (the “Host REIT Form 10-K”), management did evaluate the effectiveness of the internal control over financial reporting for each of Registrant and of Host REIT, as contemplated by Rule 13a-15(c);

•

all information concerning Registrant’s and Host REIT’s internal control over financial reporting and management’s assessment thereof was accumulated and communicated to Registrant’s management as contemplated in the definition of disclosure controls and procedures set forth in Rule 13a-15(e);

•

the Host REIT Form 10-K that was filed on February 26, 2008 (five days prior to Registrant’s filing of the 2007 Form 10-K) included substantially all of the same information in the 2007 Form 10-K, except that it properly included management’s report on internal control over financial reporting. Because Host REIT is a large accelerated filer, the Host REIT Form 10-K also included the attestation report of KPMG LLP (Host REIT’s and Registrant’s independent auditor) on Host REIT’s internal control over financial reporting; and

•

management considered whether it was required to provide its report on the effectiveness of Registrant’s internal control in the 2007 Form 10-K and determined to omit its report based on an understanding of Item 308T of Regulation S-K, the temporary rules that are applicable to Registrant as it is neither a “large accelerated filer” nor an “accelerated filer.” This understanding was subsequently determined to be incorrect.

In making its determination, management is aware that the Staff is of the view that an issuer’s failure to provide management’s report on internal control over financial reporting in its annual report on Form 10-K renders such annual report materially deficient and that, as a result of such failure, such issuer would not be timely or current in its Exchange Act reports. Nevertheless, management has determined that, in this case, Registrant’s failure to include management’s report in the 2007 Form 10-K was the result of human error by its personnel in complying with the temporary rules applicable to the provision of such report in Registrant’s 2007 Form 10-K and, in management’s assessment, this error is an isolated incident and not the result of ineffective disclosure controls and procedures with respect to the preparation of the 2007 Form 10-K. Therefore, notwithstanding this error, management determined that Registrant’s disclosure controls and procedures were effective at the reasonable assurance level as required by Rule 13a-15.

September 3, 2008

Registrant hereby confirms acknowledgment of the fact that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-2277.

Very truly yours,

/s/ Scott C. Herlihy
Scott C. Herlihy
of LATHAM & WATKINS LLP

cc:	Elizabeth A. Abdoo, Esq.
Larry K. Harvey
Brian G. Macnamara
Host Hotels and Resorts, L.P.

Howard Efron
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission